

August 19, 2010

Via Facsimile and U.S. Mail

Mr. Juhani Taskinen
Chief Executive Officer
Princeton Security Technologies, Inc.
303C College Road
Princeton, NJ   08540

>   **Re: Princeton Security Technologies, Inc.**
>   **Form 10-K for the year ended December 31, 2009**
>   **Filed May 14, 2010**
>   **File No. 333-141482**

Dear Mr. Taskinen:

    We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

1.   Please revise future filings, including any amendment to this filing, to disclose the information relating to your liquidity and capital resources required by Items 303(a)(1)-(2) of Regulation S-K.

Results of Operations

2.   Please revise future filings, including any amendment to this filing, to discuss the underlying reasons for the changes in your revenues, cost of sales and operating expenses. Separately discuss any material fluctuations in operations. Please also expand your discussion to identify infrequent material transactions (e.g., other expenses). Refer to Item 303(a)(3) of Regulation S-K.

Note 6 – Notes Payable

3.   Please revise future filings to include disclosure of all material terms of any outstanding notes payable, including the material terms of any conversion features that may exist relating to such notes payable.

Item 9A(T). Controls and Procedures

Evaluation of Disclosure Controls and Procedures

4.   We note your statement that a "controls system cannot provide absolute assurance, however, that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected." Please revise future filings, including any amendment to this filing, to state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Exhibits 31.1 and 31.2

5.   We note that your certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-K. In paragraph 1, you refer to "this quarterly report on Form 10-K" rather than "this annual report on Form 10-K." We also note the language in paragraph 4(c) here and in each of your March 31 and June 30, 2010 Forms 10-Q is not consistent with the language set forth in Item 601(b)(31) of Regulation S-K in that you refer to your evaluation of disclosure controls

and procedures as of a date within 90 days prior to the filing date rather than as of the end of the period covered by the report. Finally, we note in paragraphs 2, 3, 4(a), 4(c) and 4(d) here and in each of your March 31 and June 30, 2010 Forms 10-Q that you refer to "quarterly report" rather than "report." The required certifications must be in the exact form prescribed. Please amend each of your December 31, 2009 Form 10-K, March 31, 2010 Form 10-Q and June 30, 2010 Form 10-Q to include revised currently dated certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton, Staff Accountant at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief